August 30, 2024

Paul Bullington
Chief Financial Officer
Uniti Group Inc.
2101 Riverfront Drive, Suite A
Little Rock , Arkansas 72202

       Re: Uniti Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Fiscal Quarters Ended June 30, 2024
           File No. 001-36708
Dear Paul Bullington:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Consolidation
Immaterial Error Correction of Previously Issued Financial Statements, page 61

1. We note you had an error for the three and nine months ended September 30, 2023 which you believe is immaterial. It is not clear to us why a non-GAAP measure is noted as a basis to determine materiality. Please provide us with your materiality analysis. Refer to the guidance in SAB 99.
Form 10-Q for the Fiscal Quarters Ended June 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Non-GAAP Financial Measures, page 51

2. With regard to your Adjusted EBITDA reconciliation, please quantify what is included in
       Other, net. We note the balance does not equal to the line item "Other, net" in your
       Condensed Consolidated Statements of Income.
 August 30, 2024
Page 2

Liquidity and Capital Resources
Outlook, page 56

3. Please expand your outlook discussion to analyze your ability to generate and obtain adequate amounts of cash to meet requirements and plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). We refer to guidance in
       Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology